Exhibit 99.1

Ninetowns Internet Technology Group Company Limited Announces

Shareholders’ Approval of Merger Agreement

BEIJING, May 29, 2014 — Ninetowns Internet Technology Group Company Limited (NASDAQ: NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today announced that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to approve the previously announced agreement and plan of merger dated January 29, 2014 (the “Merger Agreement”), among the Company, Ninetowns Holdings Limited (“Parent”) and Ninetowns Merger Sub Limited (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Of the Company’s ordinary shares entitled to vote at the extraordinary general meeting, approximately 86.3% of such ordinary shares were voted in person or by proxy at today’s meeting. The proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, received approval from (i) holders of approximately 97.6% of the ordinary shares present and voting in person or by proxy as a single class at the extraordinary general meeting and (ii) approximately 96.5% of the ordinary shares held by shareholders (excluding the shareholders who are members of the buyer consortium that will indirectly own 100% of the Company if the Merger is completed) present and voting in person or by proxy as a single class at the extraordinary general meeting.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the various other parties to the Merger Agreement to satisfy all other conditions precedent to the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible. If and when completed, the Merger would result in the Company becoming a privately held company and its American depositary shares, each representing one ordinary share, would no longer be listed on the NASDAQ Global Market.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, the possibility that various closing conditions for the transaction may not be satisfied or waived and other risks and uncertainties discussed in documents filed with the SEC by the Company. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

ABOUT NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

Ninetowns (NASDAQ: NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at ir.ninetowns.com.

Contacts:

Investor Relations (Beijing)

Jack Jiang

Financial Controller

Ninetowns Internet Technology Group Company Limited

+86 (10) 6589-9822

jiangshipeng@ninetowns.com

Investor Relations (U.S.)

Roland Tomforde

Managing Director

Taylor Rafferty

+1 (212) 889 4350

ninetowns@taylor-rafferty.com